

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2010

Via U.S. Mail

Ruth Shepley
6046 FM 2920, Suite 619
Spring, TX 77379

      Re: **DE Acquisition 1, Inc.**
             Amendment No. 2 to the Registration Statement on Form 10
             Filed June 23, 2010
             File No. 000-53924

             DE Acquisition 2, Inc.
             File No. 000-53925

             DE Acquisition 3, Inc.
             File No. 000-53926

             DE Acquisition 4, Inc.
             File No. 000-53927

             DE Acquisition 5, Inc.
             File No. 000-53928

             DE Acquisition 6, Inc.
             File No. 000-53929

Dear Ms. Shepley:

      We have completed our review of the above referenced filings and do not have any further comments at this time.

                                Regards,

                                John Stickel
                                Attorney-Advisor